EXHIBIT 99

SOPHEON PLC

PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2004
UPDATE ON FIRST QUARTER OF 2005

Sopheon plc ("Sopheon"), the international provider of software and services that improve the financial return from innovation and product development investments, announces its preliminary unaudited results for the year to 31 December 2004, which are in line with expectations, and provides an update on 2005. Sopheon shares are traded on AIM in London and on the Euronext Amsterdam.

HIGHLIGHTS;

•	Revenue for the year grew to £4.3m (2003: £2.7m for continuing business). In US Dollar terms, revenues almost doubled. The EBITDA loss for the year again reduced significantly, to £1.1m (2003: £4.1m)
•

Accolade demonstrated ability to scale, with the largest user at 2200 seats. The year saw entry into the financial services market as well as initiation of hosted and subscription-based services. Four customers have placed Accolade orders with license values totalling US$600,000 or more each. Two of these came through in December.

•

Sopheon joined Microsoft's Collaborative Product Development initiative in October, leading to cooperation and investment in the development and promotion of integrated Sopheon and Microsoft technologies.

•

After record sales at the end of last year, in the first quarter of 2005 we focused on refilling sales funnels, extending our footprint with existing clients, training sales and implementation partners, and working on the next release of Accolade due out in Q2. In addition to ongoing services, three new Accolade licenses and seven extension orders contributed to revenue in the quarter.

•

The restructuring activities begun in 2003 were concluded. In addition to substantially lower operating losses, £2.4 million of further equity funding was secured, and the convertible loan was reconstituted and consequently reclassified as equity. Following integration of the Euro.NM Amsterdam with the Officële Markt, Sopheon was elevated to the Eurolist and is now a component of the Amsterdam Small Cap Index (AScX).

Sopheon's Chairman, Barry Mence said: "It is satisfying to see our strategy come through and translate into top line growth in our core business. We are focused on the challenge of maintaining momentum into the first half of 2005, and we continue to strive for pipeline creation, extending business with existing customers, and stepping up our partnership programmes. We are excited by the potential of the next release of Accolade, which we believe will maintain its best of breed status."

FOR FURTHER INFORMATION CONTACT:

Barry Mence, Chairman Arif Karimjee, CFO	Sopheon plc	Tel :	+ 44 (0) 1483 685 735
Adam Reynolds Andrew Tan	Hansard Communications	Tel :	+ 44 (0) 207 245 1100 + 44 (0) 7957 203 685
Floor van Maaren	Citigate First Financial	Tel :	+ 31 (0) 205 754 010

About Sopheon
Sopheon (LSE:SPE) is an international provider of software and services that help organizations improve the business impact of product development. The Sopheon Accolade® product development system automates gate- or phase-based product development (PD) processes and provides strategic decision support that allows companies to improve innovation, cut product development spending waste and shorten time to market. Sopheon is listed on the AIM market of the London Stock Exchange and on the Euronext in the Netherlands. For more information, please visit www.sopheon.com.

Sopheon preliminary results 2004 / page 2

INTRODUCTION

Sopheon entered 2004 tightly focused on the market potential of its software solutions, following the successful divestment of information management divisions in the USA and Germany. This left a core business with a substantially reduced cost base, but an international presence geared to build on the promise of our flagship product, the Accolade product portfolio and process management system. During the year we delivered substantial operational, financial and strategic achievements. Revenues for the continuing software business nearly doubled in dollar terms, EBITDA loss was reduced by more than 70% and the balance sheet was strengthened. Our market presence in terms of sales, industry recognition and partnership development continued to gather pace. We are a recognized leader in a new enterprise software sector that is focused on helping organizations improve the business impact of product development.

RESULTS

Sopheon's consolidated turnover from continuing activities grew to £4.3m (2003: £2.7m for the continuing software business and £4.1m from businesses divested in the year) and the consolidated EBITDA loss was reduced to £1.1m (2003: £4.1m). Goodwill charges amounted to £0.4m (2003: £4.6m) for the year, in addition to net interest of £0.3m (2003: £0.2m). After factoring in research and development tax credits amounting to £0.1m (2003 - £0.3m) the retained loss for the year was £1.8m (2003: £5.5m) reducing the loss per ordinary share to 1.6p (2003: 6.3p). This continues the trend of improvement since 2001, when the group recorded a retained loss of £34.6m.

Revenues in Sopheon's core software business almost doubled in US Dollar terms, and grew over 70% in Pound Sterling terms. The weakening dollar had significant effect on reported turnover, but because a large portion of Sopheon's costs are dollar denominated, Sopheon's EBITDA performance was in line with broker forecasts.

Viewed broadly, Sopheon's revenue mix in 2004 was 60:20:20 among license, maintenance and consulting services respectively. The management team is very conscious of the importance of building the recurring revenue base of maintenance contracts, and Sopheon enters 2005 with an annualized run rate of more than £1m in such revenue.

Sopheon implemented a controlled expansion in R&D resources in the final weeks of 2004, recruiting into our Denver development center. Other overheads remained stable during the year and our plans for 2005 include limited expansion of sales and services resources, dependent on performance. Incentive payments for staff as a whole also remain tightly linked to achieving financial objectives.

FINANCING

Cash resources as of 31 December 2004 totalled £1.2m (2003 - £0.9m) and net current assets amounted to £1.1m (2003: £0.1m). The trebling of trade debtors compared to 2003 appears high relative to total turnover, but is due to the substantial license sales achieved in December.

In 2003 Sopheon concluded an agreement for a €10 million equity line of credit facility with GEM Global Yield Fund Limited by securing access to a source of equity-based funding over which the company retains a substantial degree of control. GEM's obligation to subscribe for shares is subject to certain conditions linked to the prevailing trading volumes and prices of Sopheon shares on the Euronext stock exchange. More than 90% of the equity line facility, the term of which extends to 23 December 2005, remains available. The board is considering whether to seek an extension to the instrument. During 2004 the company raised £2.4m in cash through private equity placement. Of that sum, £0.6m was secured through the equity line.

Sopheon preliminary results 2004 / page 3

In June 2004, as set out in more detail in the notes to this statement, the board secured a resolution from holders of the group's £2.6 million 6% Convertible Loan Stock to reconstitute the instrument such that it has been reclassified as equity shareholders' funds in the balance sheet. These actions, coupled with the improved trading performance, enabled Sopheon to end 2004 with consolidated net assets of £1.2m compared to a net deficit of £1.9m at the end of 2003.

MARKET

Overall, we continued to see high rates of adoption of Accolade within our installed base, with the largest single client implementation at 2200 seats. We also signed our first contracts extending the use of Accolade to automate and improve business processes beyond the area of product development. Another priority in 2004 was to generate additional business with existing customers. BASF is an excellent example. Developed as a customer through one of Sopheon's distribution partners, BASF began implementation of Accolade a year ago. Our relationship with this chemicals industry leader has grown rapidly since then, and BASF is now one of four Sopheon clients that have contracted for 2000 or more Accolade seat-licenses. Another market development of note was expansion of the Accolade platform to use by hospitals in the management of clinical trials. We have signed three such contracts in the past twelve months, affording us an important opportunity to learn more about this market segment.

Our recurring maintenance base was reinforced during the past year by two new offerings: hosting services for our license customers, and subscriptions for our Monitor system. The former offers a low total-cost-of-ownership model to license customers and attracted attention from both small and large prospects. To date, four Accolade customers have contracted for a hosted environment. The Monitor subscription is underpinned by a business partnership with Siemens. Supported by Airbus and Boeing, this partnership centers on introducing a web-based application to the aviation industry to promote standardization around Radio Frequency Identification (RFID) use.

Sopheon made important progress in 2004 in positioning itself for the longer term by securing distribution partners in geographical areas outside the Company's existing sphere of operations and strategic alliances in key markets. The first area is a key priority for further expansion in 2005, augmenting existing partner presence in continental Europe and the Asia Pacific. The second bore fruit in the final quarter of 2004, when we announced that we had become part of Microsoft's Collaborative Product Development (CPD) initiative, building significantly on our existing Gold Partnership status. The CPD initiative is designed to help companies leverage investments in Microsoft technology by using it to improve product development success rates. Microsoft and Sopheon are teaming to develop, promote and deliver solutions based on integrated technologies. Other CPD participants include Hewlett Packard, UGS, and Dassault Systems.

PRODUCT DEVELOPMENT

In conjunction with the launch of the Microsoft CPD initiative, Sopheon announced that it would integrate Microsoft Project Server 2003 and SharePoint Portal Server 2003 into Accolade, to further enhance collaborative, information-sharing and enterprise deployment capabilities. During the first quarter of 2005, with support from Microsoft, resources have been expanded to accelerate these developments. Accolade is built on Microsoft technology and since inception, has leveraged tools such as Office, NetMeeting and Project to facilitate information sharing, ease-of-use and fast implementation. The expanded integration of Microsoft technologies will increase Accolade's capacity to leverage work repositories and will strengthen its ability to scale to enterprise-wide implementation.

At Parker Hannifin Corporation, Sopheon assisted with the rollout of Accolade under an enterprise-wide license agreement concluded in June. Parker reviewed three lifecycle management software solutions and selected Accolade based on such considerations as its ease-of-use, speed of deployment, built-in best-practices content, capacity to scale, and ability to further leverage Microsoft technologies already prevalent in their business - a good example of the combined value proposition of Accolade and Microsoft technology.

Sopheon preliminary results 2004 / page 4

Sopheon holds patents relating to presentation of large domain search results, profiling, and the application of IT to language-intensive processes. All three areas benefit from US patent protection. In line with our vision of underpinning complex business processes such as product development with relevant knowledge management tools we have applied much of this intellectual property in Sopheon's healthcare compliance solutions in the Netherlands, and look to integrate such technologies into our Accolade roadmap where appropriate.

BOARD OF DIRECTORS AND MANAGEMENT TEAM

Sopheon's group management and governance structure is divided between a Sopheon plc board of directors and an executive management board responsible for business operations. The Sopheon plc board remains unchanged with four non-executive directors, and three executive directors, being the executive chairman, the CEO and the CFO. The executive management board is a team of five, which includes the three executive directors.

UPDATE OF FIRST QUARTER OF 2005

In the wake of record license sales at the end of 2004, the operational focus in the first quarter of 2005 was on refilling of sales funnels and on delivery of implementation services to new licensees. In addition to ongoing services, three new Accolade licenses, and seven extension orders with existing customers for additional user licenses, consultancy or hosting services, contributed to revenue in the quarter. The extensions included a license that will allow one current client to extend the use of Accolade beyond product development into Six Sigma management.

As part of the effort to generate new prospects for the sales pipeline, Sopheon participated in a number of commercial marketing events consisting of webinars, conference activity and seminars in both America and Europe. Such events included four Microsoft sponsored innovation seminars, which in addition to their marketing value, provided venues for critical networking and collaboration between field representatives of both organizations. A number of major Accolade sales opportunities targeted for closure in the second quarter of 2005 involve such collaboration between Sopheon and Microsoft. Release of a new version of Accolade, which as noted above will feature tighter integration with Microsoft technologies, is planned for the second quarter and has been a major focus for our recently expanded product development team. The technical advances and added differentiation being incorporated into this upcoming release are expected to reinforce Accolade's best-of-breed position in our chosen market.

A number of new sales and implementation partners were trained in the period, underpinning the capacity of Sopheon's business to scale to the next level of growth. This training took place in our facilities in Amsterdam and Denver, enabling participation by partners from all new geographies now covered by our growing global network of partners.

Following integration of the Euro.NM Amsterdam with the Officële Markt, Sopheon has been elevated to the Eurolist from Euronext and is now a component of the Amsterdam Small Cap Index (AScX).

OUTLOOK

The past year was earmarked by steady improvements in the performance of our business and significant progress in key areas of strategy. Revenues in our business do however continue to be sensitive to the timing and value of individual sales events, which are challenging to predict with precision. Accordingly we continue to exercise balance and caution in our planning approach. Our cost base remains under tight control, and the board continues to believe in the importance of not disrupting the high degree of focus achieved in the business since our divestiture activity in 2003. Accolade is generating strong interest, has an expanding installed client base, and enjoys increased validation by the market. It has demonstrated, consistently, that it is a valuable solution in which clients are prepared to invest, reflected in the fact that four of our customers have each made license investments of US$600,000 or more. Overall, we are encouraged by the direction, focus and momentum of our business, and look forward to a successful 2005.

Sopheon preliminary results 2004 / page 5

SOPHEON PLC

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR TO 31 DECEMBER 2004
(UNAUDITED)
	2004	2003
	£'000	£'000

Turnover – continuing and discontinued activities	4,323	6,734
Cost of sales	(993)	(4,117)

Gross profit	3,330	2,617
Administrative, sales and marketing expenses	(3,699)	(6,019)
Research and development costs	(890)	(1,237)

Operating loss before amortisation of goodwill	(1,259)	(4,639)
Amortisation of goodwill	(440)	(4,586)

Operating loss	(1,699)	(9,225)
Profit on disposal of operations	-	3,568
Bank interest receivable	83	76
Interest payable and similar charges	(348)	(225)

Loss on ordinary activities before taxation	(1,964)	(5,806)
Taxation – research and development tax credit	143	305

Retained loss for the year	(1,821)	(5,501)

Loss per share - basic and diluted	(1.6p )	(6.3p )

EBITDA loss	(1,140)	(4,066)

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)
	2004	2003
	£'000	£'000

Loss for the financial year	(1,821)	(5,501)
Exchange difference on retranslation of net assets of subsidiary undertakings	(61)	88

Total recognised gains and losses relating to the year	(1,882)	(5,413)

Sopheon preliminary results 2004 / page 6

SOPHEON PLC

GROUP BALANCE SHEET AS AT 31 DECEMBER 2004
(UNAUDITED)
	2004	2003
	£'000	£'000
Fixed assets
Goodwill	-	440
Tangible assets	110	195

	110	635
Current assets
Debtors	1,901	1,159
Cash and short term deposits	1,211	878

	3,112	2,037

Creditors: amounts falling due within one year	(1,978)	(1,996)

Net current assets	1,134	41

Total assets less current liabilities	1,244	676

Creditors: amounts falling due after more than one year
Convertible loan note	-	(2,561)

	-	(2,561)

	1,244	(1,885)

Capital and reserves
Called up share capital	5,794	4,821
Share premium account, merger reserve and shares to be issued	68,402	64,364
Other reserves	4,157	4,164
Profit and loss account	(77,109)	(75,234)

Shareholders' funds/(deficit) (all equity interests)	1,244	(1,885)

GROUP STATEMENT OF CASH FLOWS FOR THE YEAR TO 31 DECEMBER 2004
(UNAUDITED)
	2004	2003
	£'000	£'000

Net cash outflow from operating activities	(1,813)	(4,332)

Return on investment and servicing of finance	(265)	(149)
Taxation	62	305
Capital expenditure and financial investment	(42)	(27)
Acquisitions and disposals	-	1,031
(Increase)/decrease in short term deposits	(271)	1,934
Financing	2,426	1,480

Increase/(decrease) in cash	97	242

Increase/(decrease) in short term deposits	271	(1,934)

Increase/(decrease) in cash and liquid resources	368	(1,692)

Sopheon preliminary results 2004 / page 7

NOTES

Principal Accounting Policies

Accounting convention and basis of preparation
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards, and on the going concern basis.

During 2004 the group's revenues from continuing operations grew by 60%, which together with the cost restructuring and divestments completed in 2003 reduced its total losses on an EBITDA (earnings before interest, tax, depreciation and amortisation) basis by over 70%.

At the year end the group reported consolidated net current assets of £1,134,000 and gross cash resources of £1,211,000. The group has access to a $1,000,000 (£522,000) bank line of credit with Silicon Valley Bank, which is secured against the trade debtors of Sopheon Corporation Minnesota. At 31 December 2004, $207,000 (£108,000) was drawn against this facility. The facilities with Silicon Valley Bank have been in place since 1999, and are renewable annually in October.

The directors are encouraged by the direction, focus and momentum of the business and believe that this, together with the group's resources provide it with adequate funding to support its activities through to the point at which they anticipate that trading will become cash generative on a sustained basis. This is in turn dependent on the group maintaining the substantial sales growth achieved in 2004.

Should this not be the case, or should the group require additional funding for other operational or investment purposes, Sopheon continues to have access to its equity line of credit facility from GEM Global Yield Fund Limited ("GEM") for an aggregate of €10 million over the two year life of the instrument, which comes to an end on 22 December 2005. GEM's obligation to subscribe for shares is subject to certain conditions linked to the prevailing trading volumes and prices of Sopheon shares on the Euronext stock exchange. In March 2004, Sopheon made a first call on the equity line of credit facility, raising just under €1 million before expenses and accordingly, leaving €9 million available under the instrument. The directors are considering whether it is appropriate to seek an extension to the life in order to provide continued access to the facility for the foreseeable future.

The directors believe that together, the points above will enable the group to continue as a going concern. However, uncertainties remain as to the achievement of the expected sales growth and the continued availability of facilities to the group. The financial statements do not reflect any adjustments which would be required if the going concern assumption was not appropriate. The precise extent and quantification of such adjustments has not been determined but these could include the reclassification of any unconverted element of the group's convertible unsecured loan stock to creditors falling due within one year, and provision for additional liabilities. The auditors have indicated that they will issue an unqualified audit report, but consistent with prior years, will draw attention to the uncertainty over going concern.

Tangible fixed assets
Tangible fixed assets are stated at historical cost, less accumulated depreciation. Tangible fixed assets are depreciated on a straight-line basis at rates ranging from 20% to 33% per annum on cost over their expected useful lives.

Research and development
Research and development expenditure is written off as incurred. The costs of registering patents and trademarks are written off as incurred.

Sopheon preliminary results 2004 / page 8

NOTES

Principal Accounting Policies

Goodwill
Goodwill arising on consolidation is capitalised and amortised on a straight-line basis over its estimated useful economic life, which is three years in all cases. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised is taken into account in determining the profit or loss on sale or closure.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exception. Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies
The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The profit and loss account is translated at the average rate of exchange. The exchange differences arising on the retranslation of subsidiary undertakings are, together with differences arising on the translation of long-term intra-group funding loans that are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions
Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred.

Leasing
Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Basis of consolidation
The consolidated financial statements include the results of the company and its subsidiary undertakings. The results of Sopheon Teltech (the information and research services division of Sopheon Corporation Minnesota) and Sopheon GmbH (formerly the Technology and Information Services Division of Aventis Research & Technologies) have been included up to their dates of disposal, which were respectively 1 July 2003 and 15 August 2003.

EBITDA
EBITDA represents earnings before interest, tax, depreciation and amortisation, also excluding profits on disposal of operations and non-recurring equity-based costs incurred in connection with acquisitions. The expression "EBITDA loss" represents losses computed on the same basis.

Sopheon preliminary results 2004 / page 9

NOTES

Turnover
Turnover is stated net of value added tax and comprises amounts derived from the Group's principal continuing activities which comprise £4,323,000 (2003: £2,669,000) from the design, development, production and marketing of software products together with associated implementation and consultancy services and £nil (2003: £4,065,000) from activities discontinued in 2003 comprising mainly of the provision of information and research services by Sopheon GmbH and Sopheon Teltech up to the relevant dates of disposal.

Sales of software products are recognised on delivery, and when no significant vendor obligations remain. Revenues from implementation and consultancy services are recognised as the services are performed. Revenues relating to maintenance and post contract support agreements are deferred and recognised over the period of the agreements. Revenues and associated costs under long term contracts are recognised on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Earnings per share
The calculation of basic loss per ordinary share is based on a loss of £1,821,000 (2003 - £5,501,000), and on 114,882,751 (2003 - 87,274,941) ordinary shares, being the weighted average number of ordinary shares in issue during the year, including 8,085,249 ordinary shares representing the weighted average effect of the reconstitution of the group's convertible loan note. The effect of all potential ordinary shares is antidilutive.

Creditors
Creditors within one year include overdrafts and lines of credit totalling £112,000 (2003 - £157,000) and deferred revenues of £392,000 (2003 - £254,000).

Convertible Loan Note
In 2004, the holders of the group's £2.6 million 6% Convertible Loan Stock resolved to reconstitute the instrument such that, in return for a one-off payment of 7% and subject to the Sopheon group continuing to meet key solvency tests, the Stock would automatically convert into ordinary shares rather than be repayable on maturity in December 2005. The solvency tests include the Company being unable, for the purposes of Section 123 of the Insolvency Act 1986, to pay its debts as they fall due; the appointment of an administrator, receiver, liquidator, trustee or similar officer; or the Company ceasing to carry on business as a going concern. This change also eliminated the annual interest coupon. Due to the modifications of the terms of the instrument, an amount of £1,509,000 representing the nominal amount of the Stock outstanding at 31 December 2004 has been reclassified as equity.

Annual Report
The financial information set out above does not constitute the company's statutory financial statements as defined in section 240 of the UK Companies Act 1985 for the years ended 31 December 2004 or 2003. Statutory financial statements for 2003 have been delivered to the registrar of companies and an unqualified audit opinion was issued thereon. The statutory financial statements for 2004 will be delivered to the registrar of companies following the Company's annual general meeting. The Annual Report and Financial Statements will be posted to shareholders shortly and thereafter will be available from the Company's registered office at 40 Occam Road, Surrey Research Park, Guildford, Surrey GU2 7YG.

Cautionary Statement
Sopheon has made forward-looking statements in this press release, including statements about the market for and benefits of its products and services; financial results; product development plans; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct. Descriptions of some of the key risk factors that could negatively affect Sopheon's future performance are contained in Sopheon's Form 20 - F Annual Report, on file with the U.S. Securities and Exchange Commission.